UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of  October 2013

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA Announces Third Quarter 2013 Earnings

Monterrey, Mexico, October 24, 2013 – Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), reported its unaudited results for the third quarter of 2013 today.1

Summary

OMA recorded solid results in the third quarter of 2013, with 7.6% growth of the sum of aeronautical and non-aeronautical revenues, 4.4% growth in Adjusted EBITDA2, and 4.1% growth in operating income. Total passenger traffic increased 5.0% to 3.6 million passengers.

The principal developments of the third quarter included:

▪	Terminal passenger traffic increased 5.0% to 3.6 million in 3Q13; domestic traffic increased 6.1%, and international traffic decreased 2.7%. Eight of the 15 airlines at our airports grew traffic in the quarter.
▪	Nine new domestic routes opened in the quarter.
▪	Aeronautical revenues increased 4.6%, principally as a result of the growth in passenger traffic and increases in passenger and airports services charges under the Maximum Rate regulations.
▪	Non-aeronautical revenues increased 17.5%.

1 Unless otherwise stated, all references are to the third quarter of 2013 (3Q13), and all percentage changes are with respect to the same period of the prior year. The exchange rates used to convert foreign currency amounts were Ps. 12.9530 per U.S. dollar as of September 30, 2013 and Ps. 12.8127 as of September 30, 2012.

2 Adjusted EBITDA excludes the non-cash maintenance provision, construction revenue, and construction expense. OMA provides a full reconciliation of Adjusted EBITDA in the corresponding section of this report; see also the Notes to the Financial Information.

▪	The sum of aeronautical and non-aeronautical revenues per passenger increased 2.5% to Ps. 225.7.
▪	Aeronautical revenues per passenger decreased 0.4% to Ps. 168.6
▪	Non-aeronautical revenues per passenger increased 11.8% to Ps. 57.1; this marks the 22nd consecutive quarter of growth in non-aeronautical revenues per passenger.
▪	Adjusted EBITDA increased 4.4% to Ps. 444 million in 3Q13. The Adjusted EBITDA margin reached 54.3%, reflecting OMA’s efforts to increase cash flow generation.
▪	Consolidated net income rose 4.4% to Ps. 228 million. Earnings per share were Ps. 0.57, or US$ 0.35 per American Depositary Share (ADS). The Return on Equity for the last 12 months was 15.7%.
▪	Capital expenditures were Ps. 127 million.

Operating Results

Passenger Traffic, Flight Operations, and Cargo Volumes

The total number of flight operations (takeoffs and landings) decreased 3.0% to 79,704 operations. Domestic flight operations decreased 2.2% and international operations decreased 8.5%.

Total passenger traffic increased 5.0% (+173,305 passengers).

Traffic increased in eleven airports, with the largest increases in the Monterrey (+2.3%), Acapulco (+26.2%, including the airlift of stranded passengers after Hurricane Manuel), Reynosa (+25.9%), and Mazatlán (+12.7%) airports. Eight airlines had increases in passenger volumes. The San Luis Potosí (-5.9%) airport had the largest decrease. (See Annex Table 1, Passenger Traffic for more detail.)

Of total passenger traffic, 88.3% was domestic, and 11.7% was international. Commercial aviation accounted for 97.9% of passenger traffic and general aviation 2.1%. Monterrey generated 50.1% of passenger traffic, Culiacán 8.7%, and Chihuahua 7.0%.

Domestic passenger traffic increased 6.1%.

Ten airports had increases in domestic traffic. Monterrey (+3.3%) had increases principally on the routes to Toluca and Mexico City. Acapulco (+29.9%), Reynosa (+26.0%), and Torreón (+22.0%) increased traffic on their Mexico City routes. During the month of September, Hurricane Manuel struck Mexico’s Pacific coast. The Acapulco and Zihuatanejo airports implemented “air bridge” operations to evacuate a total of 28,724 stranded passengers. The airports did not collect fees from either the airlines or passengers during these operations.

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The San Luis Potosí (-3.0%) airport had the largest decrease, with lower traffic on its Mexico City route.

Nine domestic routes opened and two closed during the quarter.

International passenger traffic decreased 2.7%.

Six airports had increases in international traffic. The most significant increases were in Zacatecas (+20.4%) and Mazatlán (+5.3%) with increases on their Dallas routes.

Seven airports had reductions in international passenger traffic, with the most significant decreases in Monterrey (-3.4%) and Torreón (-21.6%), as a result of lower traffic on their Houston and Dallas routes, respectively.

Four international routes closed in the quarter.

Air Cargo volumes decreased 6.1%. OMA Carga operations include a growing share of land shipments, with an increase in total shipments including both land and air operations. Of total air cargo volume, 60.4% was domestic and 39.6% was international.

Non-Aeronautical and Commercial Operations

During 3Q13, 21 new retail, advertising, car rental, restaurant, banking, and passenger services opened in our airports. The commercial space occupancy rate was 95.8% in 3Q13.

NH Terminal 2 Hotel Operations

The NH T2 hotel in the Mexico City International Airport had an average occupancy rate of 85.4% -- the

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highest rate since starting operations -- as compared to 81.3% in 3Q12. The NH T2 hotel had the highest occupancy rate in the Mexico City airport hotel market in 3Q13, and a 16.9% market share.

Consolidated Financial Results

Revenues

Aeronautical revenues increased 4.6% to Ps. 610 million. Domestic passenger charges increased 5.6% principally as a result of increased domestic traffic and increases in passenger and airport services charges. International passenger charges decreased 0.2%, as a result of a decrease in passenger traffic. Other aeronautical services increased 5.8%, principally as a result of increases in leases, access rights, and complementary services. Aeronautical revenue per passenger decreased 0.4% to Ps. 168.6.

The passage of Hurricane Manuel in September affected the state of Guerrero and other parts of Mexico’s Pacific coast region. OMA cancelled the collection of airport services fees from airlines and for passengers carried on the “air bridge” operations from the Acapulco and Zihuatanejo airports. The effect of the storm did not, however, have any material impact on the financial results of OMA’s airports in Acapulco, Zihuatanejo, Culiacan, and Mazatlan.

Non-aeronautical revenues increased 17.5%, principally because of growth in revenues from checked baggage screening services, the NH T2 hotel, and car rental.

•	NH T2 hotel revenues increased 14.5% to Ps. 47 million, principally as a result of a higher occupancy rate. Revenue per available room (RevPAR) was Ps. 1,401 in 3Q13, 18.0% higher than 3Q12. Room rentals were 77.1% of hotel revenues, food and beverages 19.8%, and other services 3.2%.
•	Car rental revenues increased 45.3% as a result of three new rental operations in the Ciudad Juárez, Chihuahua, and Monterrey airports.
•	Checked baggage screening (included in other commercial revenues) reflects the fact that this service started being provided to all airlines as of December 2012.
•	Time share revenues decreases as a result of lower occupancy rates at the Zihuatanejo and Tampico airports.

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Monterrey contributed 40.2% of non-aeronautical revenues, the NH T2 hotel 22.6%, Mazatlán 4.0%, and Culiacán 3.8%.

Non-aeronautical revenues per passenger increased 11.8% to Ps. 57.1; non-aeronautical revenues per passenger have increased for 22 consecutive quarters. Non-aeronautical revenues per passenger, excluding the NH T2 hotel, increased 12.7% to Ps. 44.2.

Non-aeronautical revenues were 25.3% of total aeronautical and non-aeronautical revenues. In 2006, when OMA carried out its IPO, non-aeronautical revenues were only 18.7% of the total. The increase in share of non-aeronautical revenues occurred at the same time as significant growth in aeronautical revenues.

The Monterrey airport contributed 45.8% of the sum of aeronautical and non-aeronautical revenues (Ps. 817 million), Culiacán 7.6%, and Chihuahua 6.3%.

Construction revenues were to Ps. 52 million; construction revenues represent the value of improvements to concessioned assets made during the quarter, and are equal to construction costs recognized, and do not generate either a gain or a loss. (See Notes to the Financial Information.)

Total revenues increased 8.9% to Ps. 869 million.

Costs and Operating Expenses

Total cost of services and general and administrative expenses, excluding the maintenance provision, construction costs, and hotel costs and expenses, increased 13.8%. The increase was principally the result of:

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▪	Payroll, which rose principally because of an increase in the provision for employee bonuses.
▪	Minor maintenance, which rose as a result of maintenance expenditures for checked baggage screening equipment in the Group’s airports.
▪	Subcontracted services increased as a result of financial consulting services for the evaluation of several airport projects.
▪	Other costs and expenses increased as a result of the publication “Airport Style,” which generates advertising revenues and the renewal of software licenses.
▪	Insurance increased principally because of an increase in the amount of surety bonds.

The airport concession tax increased 4.9% because of the growth in revenues. The technical assistance fee increased 5.0%, as a result of the increase in EBITDA.

Depreciation and amortization increased 10.7%, principally as a result of increased investments, including the expansion and remodeling of the San Luis Potosí airport.

As a result of the foregoing and the increase in construction costs, total costs and expenses increased 10.7% to Ps. 510 million in 3Q13. Construction costs are equal to construction revenues and do not generate any gain or loss.

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Adjusted EBITDA and Operating Income

Adjusted EBITDA increased 4.4% to Ps. 444 million in 3Q13. The Adjusted EBITDA margin was 54.3%. (See Notes to the Financial Information for additional discussion of Adjusted EBITDA.)

Operating income increased 4.1% to Ps. 352 million, and the operating margin was 40.4%.

Comprehensive Financing Expense

Comprehensive financing expense was Ps. 30 million in 3Q13. The increase is principally the result of the issuance of the OMA 13 Notes (Certificados Bursatiles) in March 2013.

Taxes

The tax provision decreased 12.1% and included the following components:

▪	A decrease in cash income tax, including recognition of a Ps. 9 million credit from the deconsolidation of OMA by Empresas ICA, and improved operational management;
▪	Increase in deferred income tax and deferred flat rate corporate tax (IETU), principally as a result of the sale of land in Monterrey in 2Q13; and
▪	An increase in the cash component of IETU, as a result of an increase in the taxable base of certain airports.

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Net Income

Consolidated net income was Ps. 228 million, an increase of 4.4%, and net income of controlling interest was Ps. 227 million, an increase of 4.5%. The increases were principally the results of higher operating income.

Earnings per share were Ps. 0.57, and earnings per ADS were US$0.35 per ADS. Each ADS represents eight Series B shares. (See Annex Table 3.)

Capital Expenditures

During 3Q13, capital expenditures were Ps. 127 million, including Master Development Plan (MDP) projects and strategic investments. Major maintenance, which is included in the MDP, was Ps. 64 million in 3Q13, and was a charge against the maintenance provision, reducing this long term liability. The most important investments during the third quarter were:

▪	Construction and rehabilitation of public-access roadways in the Monterrey airport.
▪	Improvements to the air conditioning systems in Tampico and Acapulco.
▪	Design, procurement and installation of a passenger jetway in Tampico.
▪	Rehabilitation of runway 03-21 in Ciudad Juárez.
▪	Application of asphaltic mortar on auxiliary runway 04-22 and rehabilitation of a section of runway 18L-36R in Chihuahua.
▪	Design, procurement and installation of two passenger jetways in Ciudad Juárez.
▪	Rehabilitation of the Torreón airport runway.
▪	Expansion of the commercial aviation platform, taxiway, and new commercial aviation zone at the San Luis Potosí airport.
▪	Rehabilitation of the Mazatlán airport runway.
▪	Construction of the service road, security station, and access barrier for the secure zone in the Durango airport.
▪	Preliminary works, including earth movement and relocation of the perimeter wall and roadway on the site of the Monterrey industrial park.

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Debt

The ratio of net debt to LTM Adjusted EBITDA was 0.66 as of September 30, 2013.

OMA’s debt obligations are summarized below:

Cash Flow Statement

For the first nine months of 2013, operating activities generated cash of Ps. 720 million compared to Ps. 880 million during the 2012 period. In 3Q13, there was an outflow of Ps. 104 million resulting from the deconsolidation for tax purposes of OMA by ICA. The net effect is shown in the line item recoverable taxes.

Investing activities, as presented in the cash flow statement, used cash of Ps. 159 million. In the first nine months, OMA made investments of Ps. 387 million, principally under the MDP, including: Ps. 204 million in the cash flow statement under investment in airport concessions, and a Ps. 183 million reduction in the provision for major maintenance, among others.

Financing activities generated an inflow of Ps. 314 million. During the third quarter, OMA paid a Ps. 200 million capital reimbursement. Additional capital reimbursements totaling Ps. 600 million will be paid, including Ps. 200 million on October 25, 2013.

Cash increased Ps. 874 million in the first nine months of 2013. The balance of cash and cash equivalents was Ps. 2,026 million as of September 30, 2013. (See Annex Table 4).

OMA has no exposure to any financial derivative instruments as of the date of this report.

Material Event

Fiscal deconsolidation of OMA in the accounts of Empresas ICA: As a result of the secondary offering of shares in July 2013, OMA will no longer be consolidated for tax purposes in the accounts of its controlling shareholder, Empresas ICA, in accordance with the regulations for tax consolidation established by the Ministry of Public Finance and Credit. This resulted in the following: Payment of Ps. 104 million to ICA, settling a liability with ICA, a tax credit of Ps. 163 million for income tax on dividends in the balance sheet, and a credit for income taxes of Ps. 15 million in income statement.

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OMA (NASDAQ: OMAB; BMV: OMA) will hold its 3Q13 earnings conference call on October 25, 2013 at 12:00 pm Eastern time, 11:00 am Mexico City time.

The conference call is accessible by calling 1-877-941-1427 toll-free from the U.S. or 1-480-629-9664 from outside the U.S. The conference ID is 4645146. A taped replay will be available through November 1, 2013 at 877-870-5176 toll free or + 1-858-384-5517, using the same ID.

The conference call will also be available by webcast at http://ir.oma.aero/events.cfm

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Annex Table 1

Passenger Traffic

(Terminal passengers-excludes transit passengers)

Total Passengers	3Q12	3Q13	%Var	9M12	9M13	%Var
Acapulco	131,181	165,597	26.2	409,690	465,299	13.6
Ciudad Juárez	190,838	200,151	4.9	519,728	517,864	(0.4)
Culiacán	304,861	314,180	3.1	858,385	889,596	3.6
Chihuahua	248,703	252,610	1.6	634,730	660,786	4.1
Durango	62,917	61,713	(1.9)	179,260	171,896	(4.1)
Mazatlán	155,157	174,824	12.7	501,244	544,138	8.6
Monterrey	1,771,558	1,812,060	2.3	4,563,507	4,819,047	5.6
Reynosa	81,316	102,371	25.9	213,221	274,608	28.8
San Luis Potosí	73,351	69,013	(5.9)	204,351	191,612	(6.2)
Tampico	153,786	162,875	5.9	437,701	447,532	2.2
Torreón	112,159	128,960	15.0	307,376	332,700	8.2
Zacatecas	72,772	76,776	5.5	200,063	192,322	(3.9)
Zihuatanejo	87,740	98,514	12.3	350,705	349,746	(0.3)
Total	**3,446,339**	**3,619,644**	**5.0**	**9,379,961**	**9,857,146**	**5.1**

Domestic Passengers	3Q12	3Q13	%Var	9M12	9M13	%Var
Acapulco	120,985	157,111	29.9	360,426	419,938	16.5
Ciudad Juárez	190,594	199,902	4.9	519,062	517,137	(0.4)
Culiacán	299,553	308,082	2.8	846,305	874,380	3.3
Chihuahua	227,939	231,014	1.3	579,977	601,446	3.7
Durango	54,499	54,462	(0.1)	160,237	155,103	(3.2)
Mazatlán	127,142	145,338	14.3	312,040	359,479	15.2
Monterrey	1,504,662	1,554,354	3.3	3,869,776	4,101,485	6.0
Reynosa	81,128	102,233	26.0	212,580	274,048	28.9
San Luis Potosí	44,432	43,091	(3.0)	126,858	120,459	(5.0)
Tampico	141,751	150,409	6.1	403,807	414,404	2.6
Torreón	94,038	114,748	22.0	261,454	291,435	11.5
Zacatecas	51,807	51,532	(0.5)	143,835	131,111	(8.8)
Zihuatanejo	70,882	82,169	15.9	213,950	218,891	2.3
Total	**3,009,412**	**3,194,445**	**6.1**	**8,010,307**	**8,479,316**	**5.9**

International Passengers	3Q12	3Q13	%Var	9M12	9M13	%Var
Acapulco	10,196	8,486	(16.8)	49,264	45,361	(7.9)
Ciudad Juárez	244	249	2.0	666	727	9.2
Culiacán	5,308	6,098	14.9	12,080	15,216	26.0
Chihuahua	20,764	21,596	4.0	54,753	59,340	8.4
Durango	8,418	7,251	(13.9)	19,023	16,793	(11.7)
Mazatlán	28,015	29,486	5.3	189,204	184,659	(2.4)
Monterrey	266,896	257,706	(3.4)	693,731	717,562	3.4
Reynosa	188	138	(26.6)	641	560	(12.6)
San Luis Potosí	28,919	25,922	(10.4)	77,493	71,153	(8.2)
Tampico	12,035	12,466	3.6	33,894	33,128	(2.3)
Torreón	18,121	14,212	(21.6)	45,922	41,265	(10.1)
Zacatecas	20,965	25,244	20.4	56,228	61,211	8.9
Zihuatanejo	16,858	16,345	(3.0)	136,755	130,855	(4.3)
Total	**436,927**	**425,199**	**(2.7)**	**1,369,654**	**1,377,830**	**0.6**

See Notes to the Financial Information

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Annex Table 2

12

Annex Table 3

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Annex Table 4

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Consolidated Cash Flow Statement

(Thousands of pesos)

	January 1 - September 30		
	2012	2013	% Var.
Operating activities			
Consolidated net income	562,528	669,319	19.0
Items in results related to investing activities			
Income Tax	272,657	211,511	(22.4)
Depreciation and amortization	137,775	150,564	9.3
Maintenance provision	123,156	123,043	(0.1)
Doubtful accounts provision	983	(3,435)	n.a.
Interest income	(18,305)	(54,012)	195.1
Items in results related to financing activities			
Interest expense	75,138	132,392	76.2
Non-paid exchange fluctuation	19,801	(1,565)	(107.9)
Change in reasonable value	-	7,677	n.a.
	1,173,733	1,235,494	5.3
Changes in:			
Trade Accounts receivable- net	16,304	(39,300)	(341.0)
Recoverable taxes	51,385	(57,461)	(211.8)
Other accounts receivable	(27,378)	(25,117)	(8.3)
Accounts payable	4,186	23,215	454.6
Taxes and acumulated expenses	3,248	116,525	3,487.6
Taxes paid	(101,977)	(146,681)	43.8
Fiscal Deconsolidation efects	-	(103,996)	n.a.
Accounts payable to related parties	(12,744)	(107,885)	746.6
Maintenance provision	(237,452)	(191,033)	(19.5)
Other long term liabilities	10,552	15,769	49.4
Net flow from operating activities	879,857	719,530	(18.2)
Investment activities			
Land, machinery and equipment acquisition	(52,324)	(8,208)	(84.3)
Investment in airport concessions	(210,692)	(204,271)	(3.0)
Other assets	(122)	(664)	444.3
Interest income	18,305	54,008	195.0
Net flow from investing activities	(244,833)	(159,135)	(35.0)
Cash flow before financing activities	635,024	560,395	(11.8)
Financing activities			
Repurchase of shares	7,227	-	n.a.
Loans - disbursed	585,555	2,099,031	258.5
Loans - paid	(216,322)	(1,075,909)	397.4
Interest expense	(68,072)	(115,892)	70.2
Increase in the non-controlling interest	-	5,040	n.a.
Dividend paid	(198,343)	-	(100.0)
Capital reimbursement	(500,000)	(598,691)	n/a
		-	
Net cash flow from financing activities	(370,212)	313,579	n/a
Net increase (reduction) in cash and cash equivalents	264,812	873,974	230.0
Cash and equivalents at beginning of period	523,634	1,152,433	120.1
Cash and equivalents at end of period	788,446	2,026,407	157.0

See Notes to the Financial Information

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Annex Table 5

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Statement of Changes in Stockholders' Equity
For the nine months ending on September 30, 2013 (thousand pesos)

	Number of Shares	Capital stock Nominal	Additional paid in capital	Retained earnings	Reserve for repurchase of shares	Labor Obligations	Non-controlling interest	Total stockholder's equity
Balance as of December 31, 2012	399,127,527	3,897,168	29,786	2,083,582	404,774	(7,923)	8,569	6,415,956
Capital Reduction		(1,200,000)						(1,200,000)
Increase in non-controlling interest							5,040	5,040
Decrease repurchase reserve				4,774	(4,774)			
Net income (loss)				668,241		(431)	1,077	668,887
Balance as of September 30, 2013	399,127,527	2,697,168	29,786	2,756,597	400,000	(8,354)	14,686	5,889,883

See Notes to the Financial Information

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Statement of Changes in Stockholders' Equity
For the nine months ending on September 30, 2012 (thousand pesos)

	Number of Shares	Capital stock Nominal	Additional paid in capital	Retained earnings	Reserve for repurchase of shares	Labor Obligations	Non-controlling interest	Total stockholder's equity
Balance as of December 31, 2011	398,848,700	4,394,444	29,786	1,255,137	397,557	-	7,577	6,084,501
Capital Reimbursement		(500,000)						(500,000)
Sale (Repurchase) of shares - net	278,827	2,724			4,503			7,227
Increase in the share purchase reserve				(2,714)	2,714			-
Dividend cancellation due to share repurchase				13,038				13,038
Net income (loss)				572,624			740	573,364
Balance as of September 30, 2012	399,127,527	3,897,168	29,786	1,838,085	404,774	-	8,317	6,178,130

See Notes to the Financial Information

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Annex Table 6

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Notes to the Financial Information

Financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), and presented in accordance with IAS 34 “Interim Financial Reporting.”

Adjusted EBITDA: OMA defines Adjusted EBITDA as net income minus net comprehensive financing income plus taxes and depreciation and amortization minus construction revenue plus construction expense and maintenance provision. Adjusted EBITDA should be not considered as an alternative to net income, as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity. Our management believes that Adjusted EBITDA provide a useful measure of our performance that is widely used by investors and analysts to evaluate our performance and compare it with other companies. Financial ratios calculated on the base of Adjusted EBITDA are also widely used by credit providers in order to gauge the debt servicing capacity of companies. Adjusted EBITDA is not defined under IFRS or U.S. GAAP, and may be calculated differently by different companies.

Adjusted EBITDA margin: OMA calculates this margin as Adjusted EBITDA divided by the sum of aeronautical revenue and non-aeronautical revenue.

Aeronautical revenues: are revenues from rate-regulated services. These include revenue from airport services, regulated leases, and access fees from third parties to provide complementary and ground transportation services. Airport service revenues include principally departing domestic and international passenger charges (TUA), landing fees, aircraft parking charges, passenger and carry-on baggage screening, and use of passenger jetways, among others. Revenue from third party access fees to provide complementary services include revenue sharing for ramp services, aircraft towing, water loading and unloading, cabin cleaning, electricity supply, catering, security, and aircraft maintenance, among others. Revenues from regulated leases include principally rental to airlines of office space, hangars, and check-in and ticket sales counters. Revenues from access charges for providers of ground transportation services include charges for taxis and buses.

Airport Concession Tax (DUAC): This tax, the Derecho de Uso de Activos Concesionados, is equal to 5% of gross revenues, in accordance with the Federal Royalties Law.

American Depositary Shares (ADS): Securities issued by a U.S. depositary institution representing ownership interests in the deposited securities of non-U.S. companies. Each OMA ADS represents eight Series B shares.

Capital expenditures, Capex: includes investments in fixed assets (including investments in land, machinery, and equipment) and improvements to concessioned properties.

Cargo unit: equivalent to 100 kg of cargo.

Checked Baggage Screening: During 2012, OMA began to operate checked baggage screening in its 13 airports in order to increase airport security and in compliance with the requirements of the Civil Aviation General Directorate (DGAC). This screening uses the latest technology and is designed to detect explosives in checked baggage. The cost of maintenance of the screening equipment is considered a regulated activity and will be recovered through the maximum rates, while the operational aspects are assessed as a non-regulated service charge. In accordance with the Civil Aviation Law and the regulations issued by the DGAC, the primary responsibility for damages and losses resulting from checked baggage lies with the airline. Notwithstanding the foregoing, OMA may be found jointly liable with the airline through a legal proceeding if and when all of the following elements are proven: a) occurrence of an illegal act, b) caused by the willful misconduct or bad faith of the airport, and c) related to or occurring during the baggage screening undertaken by the airport.

Construction revenue, construction cost: IFRIC 12 “Service Concession Arrangements” addresses how service concession operators should apply existing International Financial Reporting Standards (IFRSs) to account for the obligations they undertake and rights they receive in service concession arrangements. The concession contracts for each of OMA’s airport subsidiaries establishes that the concessionaire is

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obligated to carry out construction or improvements to the infrastructure transferred in exchange for the rights over the concession granted by the Federal Government. The latter will receive all the assets at the end of the concession period. As a result the concessionaire should recognize, using the percentage of completion method, the revenues and costs associated with the improvements to the concessioned assets. The amount of the revenues and costs so recognized should be the price that the concessionaire pays or would pay in an arm’s length transaction for the execution of the works or the purchase of machinery and equipment, with no profit recognized for the construction or improvement. The change does not affect operating income, net income, or EBITDA, but does affect calculations of margins based on total revenues.

Earnings per share and ADS: use the weighted average of shares or ADS outstanding for each period, excluding Treasury shares from the operation of the share purchase program.

Employee Benefits: IFRS 19 (modified) “Employee Benefits” requires that cumulative actuarial gains and losses from pension obligations be recognized immediately in comprehensive income. These gains and losses arise from the actuarial estimates used for calculating pension liabilities as of the date of the financial statements.

IAS 34 “Interim Financial Reporting”: This norm establishes the minimum content that interim financial statements should include, as well as the criteria for the formulation of the financial statements.

International Financial Reporting Standards (IFRS): Financial statements and other information are presented in accordance with IFRS and their Interpretations. The financial statements for the year ended December 31, 2010 were the last statements prepared in accordance with Mexican Financial Reporting Standards.

Maintenance Provision: represents the obligation for future disbursements resulting from wear and tear or deterioration of the concessioned assets used in operations including: runways, platforms, taxiways, and terminal buildings. The provision is increased periodically for the wear and tear to the concessioned assets and the Company’s estimates of the disbursements it need to make. The use of the provision corresponds to the outflows made for the conservation of these operational assets.

Master Development Plan (MDP): The investment plan agreed to with the government every five years, under the terms of the concession agreement. These include capital investments and maintenance for aeronautical activities, and exclude commercial and other non-aeronautical investments. The investment horizon is 15 years, of which the third five years are committed investments.

Maximum Rate System: The Ministry of Communications and Transportation (SCT) regulates all our aeronautical revenues under a maximum rate system, which establishes the maximum amount of revenues per workload unit (one terminal passenger or 100kg of cargo) that may be earned by each airport each year from all regulated revenue sources. The concessionaire sets and registers the specific prices for services subject to regulation, which may be adjusted every six months as long as the combined revenue from regulated services per workload unit at an airport does not exceed the maximum rate. The SCT reviews compliance with maximum rates on an annual basis after the close of each year.

NH T2 hotel: The NH hotel in Terminal 2 of the Mexico City International Airport.

Non-aeronautical revenues: are revenues that are not subject to rate regulation. These include commercial services such as parking, advertising, car rentals, leasing of commercial space, freight management and handling, and other lease income, among others.

Passengers: all references to passenger traffic volumes are to terminal passengers.

Passenger charges (TUA, Tarifa de Uso de Aeropuerto): are paid by departing passengers (excluding connecting passengers, diplomats, and infants). Rates are established for each airport and are different for domestic and international travel.

Prior period comparisons: unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable prior year period. Percentage changes for passenger traffic or

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financial items are calculated based on actual numbers.

Strategic investments: refers only to those investments that are additional to those in the Master Development Plan.

Technical Assistance Fee: This fee is charged as the higher of US$3.0 million per year or 5% of EBITDA before technical assistance. The operating results of the NH T2 hotel are not included in calculating the airport concession tax or the technical assistance fee.

Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

Unaudited financials: financial statements are unaudited statements for the periods covered by the report.

Workload Unit: one terminal passenger or one cargo unit.

Analyst Coverage: In accordance with the regulations of the Mexican Stock Exchange, the analysts who cover OMA are:

Barclays – Benjamin Theurer	JP Morgan – Fernando Abdalla
BBVA Bancomer – Pablo Abraham	Merrill Lynch – Sara Delfim
Citigroup - Stephen Trent	Morgan Stanley – Nicolai Sebrell
Credit Suisse – Vanessa Quiroga	Santander – Rogelio Urrutia
GBM – Luis Willard	Scotia Capital – Rodrigo Echegaray
HSBC – Francisco Suárez
Itaú – Vivian Salomón

This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates a hotel and commercial areas inside Terminal 2 of the Mexico City airport. OMA employs over 1,000 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2008. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the third largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, please visit us at:

▪  Website: http://www.oma.aero

▪  Twitter: http://twitter.com/OMAeropuertos

▪  Facebook: http://www.facebook.com/pages/OMA/137924482889484

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ José Luis Guerrero Cortés
José Luis Guerrero Cortés
Chief Financial Officer

Date: October 28, 2013